UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 30 July 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, R Dañino*, A R Hill
≠
, D L Lazaro^,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel
+27 11 562 9775
Mobile +27 82 971 9238
email
Willie.Jacobsz@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
MEDIA RELEASE
GOLD FIELDS APPOINTS NEW HEAD FOR WEST
AFRICA REGION
Johannesburg, 30 July 2013: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announced the
appointment of Alfred Baku as Senior Vice-President and Head of its
West Africa Region, the largest geographic contributor to the company’s production. Mr Baku will also join the Group Executive
Committee. The appointment will take effect on 1 August 2013.

Mr Baku, who is currently Vice-President of Operations for the West
Africa region, is the first Ghanaian to head up the region. He will be based in Accra.
Having worked his way up through the ranks, Mr Baku is a seasoned
Gold Fields employee with 19 years of mining experience with Group companies in both Ghana and Australia. He first joined the Damang gold mine in 1997 as Production Engineer and became a member of
Damang’s senior management team in 2002. During his time in
Australia, in 2005, he was Strategic Mine Planner at the Group’s St
Ives mine and Relieving Mine Manager at the Agnew mine. In
October 2008 he became the first Ghanaian to be appointed as
General Manager of Damang and in 2010 as General Manager of
Tarkwa. In 2011 he was promoted to Vice President of both
Ghanaian operations.

Mr Baku holds an MSc degree in Mining Engineering from the
University of Mines and Technology in Ghana. He also holds a
Statutory Mine Manager’s certificate and is a member of the
Australian Institute of Mining Metallurgy (AusIMM).

Nick Holland, CEO of Gold Fields, commented: "We are delighted to announce Alfred’s promotion to head up our West Africa region and to our Group Executive Committee. He brings strong continuity, technical depth and leadership to our operations in West Africa and has well established relationships with our key stakeholders. Our
West African operations are a key component of our portfolio of assets and Alfred is well suited to lead this region into the very challenging next phase of its development.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email: Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields has total managed gold-equivalent Mineral
Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the
New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013,
Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 11 July 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer